Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	1013719-267267
Date	August 12, 2021

Via EDGAR correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America  20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Bright Minds Biosciences Inc.

Amended Registration Statement on Form 20-FR12G

Filed July 29, 2021

File No. 000-56296

Response Letter to SEC Comments of August 4, 2021

 We are counsel for and write on behalf of Bright Minds Biosciences Inc. (the "Company") in response to the Staff's letter of August 4, 2021 (the "Second Comment Letter") from the Division of Corporate Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the "Commission").

 On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, Amendment No. 2 to the Company's registration statement on Form 20-FR12G filed June 17, 2021 (the "Form 20-FR12G Second Amendment").

 On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Second Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Second Comment Letter. We confirm that the disclosure changes described hereinbelow have been made in the Form 20-FR12G Second Amendment as filed with the Commission.

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August 12, 2021 Page 2

Commission Comment:

Amendment No. 1 to Registration Statement on Form 20-F

Item 4. Information on the Company, page 19

1. We note your response to comment 8 and reissue the comment. Please eliminate the columns labeled "Early Pre-clinical" and "Late Pre-clinical" and replace them with one column representing pre-clinical trials. Additionally, please explain why you revised the indication for 5-HTC2C from "Dravet syndrome" to "undisclosed seizure disorder." To the extent that you are no longer developing this candidate for treatment of Dravet syndrome, please explain this change in your plans for the development of this product candidate. If you are still developing this candidate for Dravet syndrome, please restore this information to the table. The target indication is material information and is therefore required disclosure. With respect to 5-HT2A + 5-HT2C, given the early stage of development and the fact that you have not yet identified an indication, please provide the basis for your determination that it is a material to your business and appropriate to include in your pipeline table.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the pipeline chart in response to this comment by removing the columns labeled "Early Pre-Clinical" and "Late Pre-Clinical" and replacing them with one column representing pre-clinical trials on page 21 of the Form 20-FR12G Second Amendment. Additionally, we confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by restoring the pipeline chart to disclose "Dravet syndrome" on page 21 of the Form 20-FR12G Second Amendment. We further confirm, on behalf of the Company, that, notwithstanding its early stage of development, the Company has determined that its 5-HT2A + 5-HT2C program is material to its business and appropriate to include in the pipeline chart because the Company believes its 5-HT2A + 5-HT2C program has many potential therapeutic applications. Prior to deciding on a lead indication, the Company continues to run preclinical efficacy studies to determine which indication is best suited for clinical entry.

Commission Comment:

2. We note your response to comment 7. Please revise the description of results related to efficacy to provide objective information about the results, as opposed to conclusions about the efficacy. For example, please revise the following types of conclusions:

  "significant protection against MES;"
  "reduces fentanyl seeking behavior;" and
  "suppressed binge intake."

August 12, 2021 Page 3

Additionally, delete "Proven to be" from the top of the Major Objective column. These trials are early stage and are not considered to be proof of safety or efficacy.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment by revising its conclusions to provide objective information about results and removing the reference to "Proven to be" from the top of the Major Objective column on pages 21-23 of the Form 20-FR12G Second Amendment.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form 20-FR12G Second Amendment is clear and satisfactory in this matter and truly responsive to the Commission's Second Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 893-7638) or Sasa Jarvis (at (778) 328-1489) of our offices at any time.

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly, "Michael Shannon" Michael Shannon* for McMillan LLP

Enclosure
cc: The Company; Attention: Ian McDonald (CEO) and Ryan Cheung (CFO)

* Law Corporation